The Greatest Adventures on Earth, LLC

Financial Statements

December 31, 2019

(With Independent Accountants' Review Report)



TABLE OF CONTENTS



CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
The Greatest Adventures on Earth, LLC

We have reviewed the accompanying balance sheet of The Greatest Adventures on Earth, LLC as of December 31, 2019, and the related statements of operations, member's equity and cash flows, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 1, 2020

RESULTS THROUGH REMARKABLE RELATIONSHIPS

The Greatest Adventures on Earth, LLC
Balance Sheet
December 31, 2019

Assets		
Current assets	$	-
	$	-
Liabilities and member's equity		
Member's equity		
Member units (1,000,000 units authorized, issued and outstanding; $.01 par value)	$	10,000
Note receivable - Member's unit purchases		(10,000)
Retained earnings		-
Total member's equity		-
	$	-

See accompanying notes to the accountants' review report.

The Greatest Adventures on Earth, LLC
Statement of Operations
Period from March 27, 2019 (Inception) to December 31, 2019

Operating income		
Revenue	$	-
Gross profit		-
Net income from operations		-
Other income (expense)		
Other		-
Net income	$	-

See accompanying notes to the Accountants' Review Report.

Cash flows from operating activities
    Net income for the period $ -

    Net cash flows from operating activities

    -

Cash flows from financing activities
    Issuance of member units   -

    Net cash flows from investing activities   -

Cash at beginning of period   -
Net increase in cash   -

Cash at end of period $ -

Non Cash Disclosures:
Member units issued in exchange for notes receivable $ 10,000

The Greatest Adventures on Earth, LLC
Statement of Changes in Member's Equity
Period from March 27, 2019 (Inception) to December 31, 2019

	Member Units Number	Member Units Amount	Retained Earnings	Total Members' Equity
Balance at inception	-	$ -	-	-
Issuance of member units	1,000,000	10,000	-	10,000
Less:				
Notes receivable for member units	-	(10,000)	-	(10,000)
Balance at December 31, 2019	1,000,000	$ -	-	-

See accompanying notes to the Accountants' Review Report.

1. ORGANIZATION AND NATURE OF ACTIVITIES:

The Greatest Adventures on Earth, LLC ("The Company") is a limited liability corporation (LLC), with a perpetual life, organized under the laws of the State of Ohio. The Company is an event production and management company that produces international, mass participation, adventure events for the travel and tourism market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant risks and uncertainties
The Company is subject to customary risks and uncertainties associated with development of a new business including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no adventure events developed for commercialization and there can be no assurance that the Company's adventure events will be successfully commercialized. Developing and commercializing an adventure event requires significant capital, and based on the current operating plan, the Company expects to initially incur operating losses as well as cash outflows from operations in the near term.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is taxed as a partnership. Therefore, the Company will generally not pay federal or state corporate income taxes on taxable income. Instead, each member will be liable for individual federal and state income taxes on the Company's consolidated taxable income.

Recently adopted accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12 which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statement and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is currently assessing the impact of the new standard.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the consolidated financial statements for matters requiring recognition or disclosure in the consolidated financial statements. The accompanying consolidated financial statements consider events through January 1, 2020, the date on which the financial statements were available to be issued.

3.   VESTING OF FOUNDERS' UNITS:

The units issued to and held by each of the Founders shall vest in accordance with the following vesting schedule: twenty-five percent (25%) of the total number of Units will vest on each subsequent yearly anniversary of the effective date (November 1, 2019).

